  Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the incorporation by reference in the Registration Statement of SANUWAVE Health, Inc. on Form S-8 (File No. 333-170301) of our report dated March 30, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of SANUWAVE Health, Inc. as of December 31, 2019 and 2018 and for each of the two years in the period ended December 31, 2019, which report is included in this Annual Report on Form 10-K of SANUWAVE Health, Inc. for the year ended December 31, 2019.

Our report on the consolidated financial statements refers to a change in the method of accounting for leases effective January 1, 2019 due to the adoption of the guidance in Accounting Standards Codification (“ASC”) Topic 842.

/s/ Marcum llp

Marcum llp
New York, NY
March 30, 2020